Asure Software, Inc.
3700 N. Capital of Texas Hwy, Suite 350
Austin, Texas 78746

April 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Asure Software, Inc. Registration Statement on Form S-3 File No. 333-224068

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asure Software, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 16, 2018, or as soon thereafter as possible.

If you have any questions, please call Katheryn A. Gettman, Esq. of Messerli & Kramer P.A. at (612) 672-3627. Thank you for your assistance.
 Very truly yours,
ASURE SOFTWARE, INC.

By   /s/ Kelyn Brannon
Kelyn Brannon, CFO